Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

48th Floor Jardine House
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

21st November 2002

02060154

SUPPL

02 DEC -3 AM 10:01

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction in Cycle & Carriage Bintang Berhad, a subsidiary of JMH:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
A J L Nightingale	Initial notification on interest in Cycle & Carriage Bintang Berhad which has become a subsidiary of JMH on 21st November 2002	21/11/2002	15,000	N/A

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary